Exhibit 99.2

Seanergy Maritime Announces New Sustainability-Linked Loan Facility and Signs the Call to Action for Shipping Decarbonization

October 26, 2021 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today that it has received a commitment letter from a leading European bank for a sustainability-linked loan facility to finance part of the acquisition cost of the M/V Worldship.

Moreover, Seanergy became a signatory to the Call to Action for Shipping Decarbonization (“Call to Action”), a global coalition of over 190 industry leaders and organizations representing the entire maritime value chain.

Financing of the M/V Worldship

Pursuant to the commitment letter, the sustainability-linked loan will be for an amount of $16.85 million and will amortize over a five-year term with a final balloon payment of $6.1 million at maturity. The interest rate will be 3.05% plus LIBOR per annum, which can be further improved based on certain emission reduction thresholds. The approval is subject to definitive documentation, which we expect to be completed within November 2021.

Call to Action for Shipping Decarbonization

The Call to Action was developed by a task force convened by the Getting To Zero Coalition in September 2021 and will be delivered to world Governments in November 2021, in advance of the UN Climate Change Conference (“COP26”) in Glasgow. The signatories to this Call to Action firmly believe that an equitable decarbonization of the maritime supply chain by 2050 is both possible and necessary.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are very pleased to announce another innovative financing for Seanergy which is consistent both with our conservative leverage approach, as well as  our commitment to our sustainability objectives. The proceeds of this new loan will further enhance our strong liquidity position. At the same time, we are excited to actively participate along with global industry leaders in the Call to Action, a significant initiative aiming to contribute to our industry’s decarbonization targets.

Seanergy has long ago prioritized its ESG agenda and has implemented concrete actions and collaborations upon this matter. In this context, we are encouraging stakeholder engagement on all levels, including that of our financiers and governmental organizations, as means to support the common goal of a “greener” shipping.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the M/V Dukeship, the Company's operating fleet will consist of 17 Capesize vessels with an average age of 11.5 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com